EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is made as of the 1st day of February 2009, is entered into by PNG Ventures, Inc., having an address at 5310 Harvest Hill Road, Suite 229, Dallas, TX 75230 (the "Company"), and Cem Hacioglu, presently residing at 17 Thompson Street, Apt. 2, New York, NY 10013 (the "Executive").

W I T N E S S E T H:

WHEREAS, the Company desires to employ the Executive and the Executive desires to be employed by the Company, on the terms set forth herein

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and upon the condition that the Executive moves to the Dallas area within two (2) months after the date hereof, the parties hereto hereby agree as follows:

1.           Term of Employment. The Company hereby agrees to employ the Executive because of the unique and extraordinary services the Executive can render to the Company, and the Executive hereby accepts employment with the Company, on the terms set forth in this Agreement, for the three (3) year period (the “Employment Period”) commencing on February 16, 2009 (the “Commencement Date”) and terminating on January 31, 2012, subject to earlier termination in accordance with the provisions of Section 5.

2.           Title; Capacity; Duties.

(a)           The Executive shall serve, on a full-time basis, as the President and Chief Executive Officer of the Company (and its subsidiaries). In performing his duties hereunder, the Executive shall report to the Board of Directors and, in addition to the responsibilities and authority provided to the President and/or the Chief Executive Officer of the Company under the Company’s By-Laws, or as expressly provided by Nevada Law, shall have such the responsibilities and authority as shall be delegated to him by the Board of Directors, commensurate with those of presidents and chief executive officers of companies of similar size and revenues.

(b)           The Executive hereby accepts such employment and agrees, using diligent efforts, to undertake the duties and responsibilities inherent in such position and such other duties and responsibilities as the Board of Directors shall from time to time reasonably assign to him, provided that such duties and responsibilities are substantially similar to those expected of the president and chief executive officer of a corporation of similar size and in a like or similar business to that of the Company. The Executive agrees to devote all of his business time, attention and energies to discharging his duties hereunder. The Executive agrees to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein which may be adopted from time to time by the Company.

3.           Compensation.

(a)           The Company shall pay the Executive, in regular bi-weekly installments consistent with the Company's regular payroll practices, a base salary at the annual rate of $270,000 commencing on the Commencement Date, which shall be increased, on each anniversary of the Commencement Date during the Employment Period, by the greater of (x) 10%, or (y) the percentage increase in the cost of living for the Dallas Metro area over the prior year (but in no event less than the prior year's percentage increase) (the "Base Salary").

(b)           Additionally, If EBITDA for the calendar year ending on the December 31st preceding the first, second or third anniversary of the Commencement Date (“EBITDA”) is equal to or greater than $4.2 million (the “EBITDA Bonus Threshold”), then Executive shall receive an annual performance-based bonus, payable on the such anniversary of the Commencement Date, as follows:

(i)	a lump sum cash bonus equal to the product of (X) EBITDA, and (Y) 5%; and

(ii)
an “equity” bonus in the form of options to purchase the Company’s common stock (“Bonus Stock Options”, and together with the cash bonus in (i) above, being the “EBITDA Bonus”), in an amount equal to the product of (X) EBITDA, and (Y) 7%.

provided, however, that if the annual EBITDA covenant in the Amended and Restated Credit Agreement, dated as of June 26, 2008 among New Earth LNG, LLC, as borrower, the Company, as parent, other borrowers, as loan parties, and Fourth Third LLC, as the sole lender and Agent (the “Medley Financing”), or in any loan agreement entered into in connection with any financing replacing the Medley Financing, requires annual EBITDA to be maintained, but at a lower level than $4.2 million, then the EBITDA Bonus Threshold, for all purposes hereunder  shall be reduced to such lower annual EBITDA amount, but in no event lower than $4.0 million. For purposes of this Agreement, EBITDA shall be calculated in the same manner as determined under the Medley Financing or replacement financing, as the case may be.

(c)           The Bonus Stock Options will vest on their grant date(s) and will be exercisable at a price per share equal to $10, subject to adjustment as set forth in Section 3(e).  Bonus Stock Options will expire 10 years from their grant date(s).

(d)           In addition to the cash bonus and the Bonus Stock Options, the Executive shall receive on the Commencement Date, a stock options grant (the “Employment Options”) of 1,000,000 options to purchase the Company’s common stock at a price equal to $10 per share, subject to adjustment as set forth in Section 3(e).  The Employment Options, will have a term of 10 years and shall vest ratably over 12 consecutive quarters commencing on the Commencement Date (subject to continuing employment during the vesting period, and automatic vesting upon a change of control (as described in Section 3(f)) and termination without cause, with good reason or death or disability, all as described herein and as to be more particularly set forth in an options grant agreement delivered to the Executive after the date hereof).

(e)           Notwithstanding the foregoing provisions of paragraphs (b), (c) and (d) above, thirty (30) days following any of (i) an amendment of, waiver under or termination of the 12% Subordinated Secured Convertible Promissory Note in favor of Black Forest International, LLC dated June 3, 2008, in the original amount of $626,250 (the “BFI Note”), that would eliminate the exercise price adjustment provisions of paragraph 2.7(g) thereof, (ii) the reset under the Medley Financing related to the private investment in public equity (“PIPE”) investment that gives rise to the Medley reset, or (iii) a PIPE investment in which the issue price is less than $10 per share (which, for this purpose, shall mean only the first PIPE transaction for an amount in excess of $5 million, that the Company completes after the Commencement Date), the number of Employment Options and Bonus Stock Options will be increased if and as needed such that the total number of Employment Options issued to Executive will represent the same percentage it represents on the date hereof, and the exercise prices for the Bonus Stock Options and the Employment Options will be reset to the lower of (x) $10, or (y) the volume weighted average price (“VWAP”) for the 20 trading days prior to the grant date(s) for such options.

(f)           Notwithstanding the foregoing, if the BFI Note remains outstanding, and the Company has not obtained a waiver for such pricing of the Employment Options or the Bonus Stock Options (collectively referred to as the “Options”), as the case may be, then Executive will be entitled to receive (net of any sum received in respect of the Options), on the earlier to occur of (A) the closing on a change of control of the Company representing a sale of more than 50% of the shares of the Company to an unaffiliated third party not a shareholder on the Commencement Date, or (B) the seventh anniversary of the Commencement Date, an additional lump sum cash bonus equal to the product obtained by multiplying (x) the number of unexercised Options that are vested (or if issued would have been vested) on such date, multiplied by (y) the increase of (i) the VWAP for the Company’s common stock for the 20 trading days prior to such date, over (ii) the VWAP for the Company’s common stock for the 20 trading days prior to the Commencement Date.

4.           Benefits.

(a)           The Executive shall be entitled to participate in the Company's life and disability insurance, health benefit insurance (with coverage extended to the Executive’s family) and retirement plans for its executive employees, in each case to the extent that the Executive's tenure, age, health and other qualifications make him eligible to participate.

(b)           The Company shall reimburse the Executive for all reasonable travel (coach class air and business class hotel accommodations, where possible and solely as actually used), entertainment and other expenses incurred or paid by the Executive in connection with, or related to, the performance of his duties, responsibilities or services under this Agreement, upon presentation by the Executive of documentation, expense statements, vouchers and/or such other supporting information and compliance with such other procedures as are in effect from time to time for reimbursement of business expenses for all senior executive employees. Such reimbursements shall be reported to the Company quarterly or more frequently, at the Executive's election.  For flights in excess of 3 hours, business class air will be reimbursed.  Additionally, the Company shall reimburse Executive or pay directly the Executive’s reasonable attorney’s fees in connection with this Agreement up to a maximum of $5,000.

(c)           The Executive shall be entitled to the number of vacation days customarily accorded senior executive employees of the Company, but in no event less than four (4) weeks per year.

(d)           The Company will reimburse up to $50,000 of documented expenses for relocation (including travel expenses for the Executive and his family between Dallas and New York/Los Angeles, in addition to the customary relocation expenses) of which $25,000 will be advanced to the Executive upon signing of this Agreement.  Notwithstanding and in recognition of the requirement for you to move to the Dallas area within 2 months of the Commencement Date, the relocation reimbursement will be available to the Executive until the first anniversary of the Commencement Date.  Furthermore, any unused funds will be available to cover additional relocation expenses the Executive (or hi family) may incur if the Company headquarters are moved from the Dallas metro area or if the Executive is terminated prior to the end of the Employment Period (without cause, with good reason or upon death or disability) pursuant to the provisions of paragraphs 5(a)(i) or (iii) hereof.

5.           Employment Termination.
(a)           The employment of the Executive by the Company pursuant to this Agreement shall terminate upon the occurrence of any of the following:

(i)           at the election of the Company without "cause" (as defined herein below), immediately upon written notice by the Company to the Executive; or at the election of the Executive, with “good reason” (hereinafter defined); or

(ii)                      at the election of the Company for "cause," immediately upon written notice by the Company to the Executive; or

(iii)           upon the Executive's death or "disability" (as defined herein below), immediately upon written notice by the Company to the Executive

(b)           For the purposes of this Agreement, "cause" for termination shall be deemed to exist upon (i) a reasonable and good faith finding by the Company as determined by it in its sole discretion, of a material and repeated failure of the Executive to provide his full business time and attention to his reasonably assigned duties for the Company (including, without limitation, unexcused failure to report for work) for reasons other than the Executive’s death or disability, or the Executive's gross negligence or willful misconduct; which failure or deficiency remains uncured (if curable) for a period of thirty (30) days following written notice by the Company to the Executive which specifies the reasons for the potential cause determination; (ii) the material breach by the Executive of any of the provisions of this Agreement for reasons other than the Executive’s death or disability, which breach remains uncured (if curable) for a period of thirty (30) days following written notice by the Company to the Executive which specifies the reasons for the potential cause determination; (iii) the conviction of the Executive of, or the entry of a pleading of guilty or nolo contendere by the Executive to, any felony; (iv) the Executive having committed any theft, embezzlement, fraud or other intentional act of dishonesty involving the business of the Company; or (v) any adjudication in any civil suit, or written acknowledgment by the Executive in any agreement or stipulation of the commission of any theft, embezzlement, fraud or other intentional act of dishonesty involving any other person.

For purposes of this Agreement, "good reason" means, without the written consent of the Executive, (i) a material reduction by the Company in the Executive's duties or position, (ii) a reduction of the Executive's compensation or benefits as set forth in this Agreement, (iii) the relocation of the Executive's principal place of employment, except as set forth herein or (iv) any other material breach by the Company of this Agreement.  Prior to a termination with good reason, the Company shall have thirty (30) days to cure the deficiency or deficiencies related to the potential good reason determination.

(c)           For purposes of this Agreement, the term "disability" shall mean (x) a disability (by reason of accident, illness, mental or physical cause) which in fact incapacitates the Executive from performing substantially the services contemplated herein for a period of three (3) consecutive months or for an aggregate of four (4) months during any twelve (12) month period during the term of this Agreement, or (y) a disability, the nature of which is such that in the opinion of a physician selected by the Company (and the Executive hereby agrees to submit to an examination by such physician), the Executive shall be incapacitated from performing the services contemplated herein for a period of three (3) consecutive months or for an aggregate of four (4) months during any twelve (12) month period during the term of this Agreement.  A termination by the Company pursuant to the provisions of paragraph 5(a)(iii) above, shall be treated as a termination without “cause” pursuant to the provisions of paragraph 5(a) (i) above.

6.           Effect of Early Termination.

(a)           In the event the Executive's employment is terminated pursuant to Section 5(a)(i), the

Company shall pay to the Executive, (i) in a lump sum upon termination, the Base Salary otherwise scheduled to be paid to the Executive for the remainder of the Employment Period (subject to the percentage increases provided in paragraph 3(a) hereof), plus (ii) if EBITDA shall have exceeded the EBITDA Bonus Threshold, determined for this purpose only based on the trailing 12 months prior to termination, then the Executive also shall receive the EBITDA Bonus (based on such calculation) (the “Termination EBITDA Bonus”), plus (iii) accrued benefits and the reimbursement of expenses incurred to the date of termination, plus (iv) accelerated vesting of all of the unvested Employment Options, plus (v) if the Executive is entitled to receive the Termination EBITDA Bonus, the Executive also shall receive, for each employment year remaining during the Employment Period after termination a lump sum amount (the “Final EBITDA Bonus”) equal to the Termination EBITDA Bonus; provided, however, that the Executive shall not receive any Final EBITDA Bonus if the Company then is in default of the Medley Financing or any other financing of the Company or shall not receive the applicable cash portion or equity portion of the Final EBITDA Bonus if the payment of the applicable cash portion or equity portion of the Final EBITDA Bonus would cause a default thereunder.  In the event that the Company cannot pay a lump sum amount either because it does not have the funds or that such payment would result in a default under any of the Company’s other agreements, the Company and Executive agree to negotiate a payment schedule in good faith. In the event that such termination of employment occurs prior to the first anniversary of the Commencement Date, then if EBITDA (annualized, based on the trailing months since the Commencement Date and prior to termination) shall have exceeded the EBITDA Bonus Threshold, the Executive shall be entitled to the EBITDA Bonus for the first employment year during the Employment Period and such EBITDA Bonus shall become the Final EBITDA Bonus to be paid on account of each employment year remaining during the Employment Period after termination.  For illustration purposes only, the parties agree that the following is an example of the treatment of the Termination EBITDA Bonus and the Final EBITDA Bonus in connection with a termination under Section 5(a)(i) after December 31, 2009 and prior to December 31, 2010:  If the Termination EBITDA Bonus is payable under this Section 6(a), the Executive would receive the full Termination EBITDA Bonus for the year of termination.  In addition, the Executive would receive 100% of the same amount as the Final EBITDA Bonus, in each case, subject to the treatment of the payments in connection with a default under the financing agreements of the Company.

Upon receipt by Executive (or his estate, as the case may be) of such sums payable by the Company as provided in this paragraph, Executive (or his estate, as the case may be) will provide the Company with a confirmation of receipt of payment and a general mutual release of claims.

(b)           In the event the Executive's employment is terminated, at the election of the Company pursuant to Section 5(a)(ii), or for any other reason except as set forth in this Section 6, the Company shall pay to the Executive only the Base Salary through the last day of his actual employment by the Company, payable in accordance with the Company's regular payroll practices, plus accrued benefits and the reimbursement of expenses incurred to the date of termination.  In such event, the Executive shall forfeit the right to receive any then ungranted Bonus Stock Options and shall forfeit all unvested Employment Options.  Upon receipt by

Executive of such sums payable by the Company as provided in this paragraph, Executive will provide the Company with a confirmation of receipt of payment and a general mutual release of claims; provided, however, that if the release of claims by the Company would diminish its rights under any insurance policy covering any related loss by the Company, then the Company may elect to waive the requirement that the parties deliver such releases.

(c)           In the event the Executive's employment is terminated pursuant to Section 5(a)(iii), the Company shall pay to the estate of the Executive, or to the Executive, as the case may be, the amounts payable in the case of a termination pursuant to the provisions of paragraph 6(a) above, and all Employment Options shall be deemed to have vested fully.  Upon receipt by Executive (or his estate, as the case may be) of such sums payable by the Company as provided in this paragraph, Executive (or his estate, as the case may be) will provide the Company with a confirmation of receipt of payment and a general mutual release of claims.

7.           Breach of Contract by the Executive.

(a)           The Executive recognizes that the Company is entering into this Agreement in order to obtain the exclusive use of his personal services during the term hereof, that Executive's services are of a special, unique, unusual, extraordinary, creative and intellectual character, and that the commercial success of the enterprise for which the Executive has been hired depends primarily upon the unique character of his services. The Executive therefore agrees that the diversion of the Executive's services to unrelated business endeavors during the term of this Agreement, in violation of this Agreement and without consent of the Company, shall be a material breach of this Agreement (which is deemed not curable).

(b)           The Executive further agrees that, in addition to any other remedies which may be available, the Company shall have the right to seek specific performance and injunctive relief, without the need to post a bond or other security, to enforce any of the rights and privileges of the Company or any of the covenants or obligations of the Executive hereunder, including, without limitation, the covenants and obligations of the Executive set forth in this Section 7.

8.           Non-Competition; Non-Solicitation.

(a)           During the term of the Executive's employment by the Company, and until January 31, 2013 (the “NonCompete Period”), the Executive shall not, directly or indirectly, as an individual proprietor, partner, stockholder, officer, executive, director, joint venturer, investor, lender, or in any other capacity whatsoever (other than as a holder of not more than one percent (1%) of the total outstanding stock of a publicly held company), engage in a business that competes with the business of the Company; provided, however, that if the Executive’s employment is terminated pursuant to paragraphs 5(a)(i) or (iii) hereof, then the NonCompete Period shall terminate 12 months after the date of the termination of the Executive’s employment.

(b)           During the term of the Executive's employment by the Company, and until

January 31, 2013, the Executive shall not, directly or indirectly:

(1)           solicit or induce, or attempt to induce, any other person or entity having any continuing or periodic contractual relationship with the Company to terminate, reduce or materially alter their relationship with, or otherwise cease negotiations and/or business activity with, the Company; or

(2)           solicit, divert or take away, or attempt to divert or to take away, the business or patronage of any persons who had a contractual relationship with the Company or with whom the Company was involved in negotiating any such relationship within six (6) months of the effective date of termination, and with whom the Executive, while employed by the Company, had significant personal contacts or relationships.

(c) The restrictions contained in this Section 8 are necessary for the protection of the trade secrets, proprietary information and contractual relationships of the Company, all of which the Executive acknowledges may be disclosed to the Executive while in the Company's employ, and are considered by the Executive to be reasonable for such purpose. The Executive agrees that any breach of this Section 8 shall cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, the Executive agrees that (i) he shall forfeit his right to receive the balance of any compensation due him under this Agreement, and (ii) the Option shall be void and of no further force or effect, and in addition to any other remedies which may be available, the Company shall have the right to seek specific performance and injunctive relief, without the need to post a bond or other security.

(d)           If any restriction set forth in this Section 8 is found by a court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic areas as to which it may be enforceable.

9.           Proprietary Information and Developments.

(a)           The Executive acknowledges and agrees that due to the uniqueness of his position, information is available to him which is of such a highly confidential and proprietary nature as to constitute a trade secret, and any conduct by him which makes use of such information (except as part of the performance of his duties on behalf of the Company) would be a breach of his fiduciary duty to the Company. Accordingly, and in furtherance of the terms of Section 8, the Executive agrees that all information and knowhow, whether or not in writing, of a private, secret or confidential nature concerning the Company's business or financial affairs or business methods received by him from the Company or of which he became aware during the term of his employment (collectively, "Proprietary Information"), is and shall be the exclusive property of the Company. The Executive shall not disclose any Proprietary Information to others outside the Company (except as part of the performance of his duties on behalf of the Company), or use the same for any unauthorized purposes, without written approval by the Company, either during or after his employment, unless and until such Proprietary Information has become public knowledge without fault of the Executive.

(b)           The Executive agrees that all tangible material containing Proprietary Information, whether created by the Executive or others, which shall come into his custody or possession during the term of his employment, shall be and is the exclusive property of the Company to be used by the Executive only in the performance of his duties for the Company, and to be returned to the Company upon the termination of his employment.

(c)           The Executive agrees that he shall not disclose or use information, know-how and records of the types set forth in paragraphs (a) and (b) above which constitute Proprietary Information of any third party with whom the Company has a contractual relationship which obligates the Company to maintain the confidentiality of such Proprietary Information, except to the extent such disclosure or use would be during the course of the performance by the Executive of his duties on behalf of Company and such disclosure or use does not constitute a breach of the contractual relationship between the Company with such third party.

10.           Survival. The provisions of Sections 3(f), 6, 7, 8, 9, 11, 16, 20, 21 and 23  shall survive the termination of this Agreement for any reason.

11.           Arbitration. Any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement (except as otherwise set forth herein, including without limitation, as set forth in Sections 7 and 8 hereof) that cannot be resolved by the Executive and the Company, including any dispute as to the calculation of the Executive's bonuses or any payments hereunder, shall be submitted to arbitration in New York City in accordance with New York law and the procedures of the American Arbitration Association before a single arbitrator mutually acceptable to the parties. The determination of the arbitrator(s) shall be conclusive and binding on the Company and the Executive and judgment may be entered on the arbitrator(s)' award in any court having jurisdiction.

12.           Notices. All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon delivery personally or to its address first above written.

13.           Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

14.           Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Executive.

15.           Governing Law. This Agreement shall be construed,  interpreted and enforced in accordance with the laws of the State of New York.

16.           Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors, permitted assigns, legal representatives and heirs; provided, however, that the Company may assign this Agreement and all of its rights and obligations hereunder, but that the obligations of Executive are personal and shall not be assigned by him and if the assignee of the Company does not honor the Company’s obligations described hereunder, the Company shall remain liable.

17.           Waiver. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

18.           Severability. In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable by a tribunal of competent jurisdiction, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

19.           Counterparts. This Agreement may be executed in any number of counterparts, all of which, when so executed, shall be deemed an original but all of which together shall constitute one instrument.

20.           409A.  This Agreement shall be administered, interpreted and construed in a manner that does not result in the imposition of additional taxes or interest under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").  If any amount to be paid to the Executive on account of his separation of service while he is a "specified employee" (as defined under Section 409A of the Code) is "deferred compensation" (as defined under Section 409A of the Code, after giving effect to the exemptions thereunder), such amount shall be delayed until the first business day after the lapse of six months after separation of separation of service.

21.           Non-Disparagement.  Each party hereto agrees it will not during Executive’s employment with the Company or at any time thereafter, publicly disparage the other party.  Nothing in this Section 21 should be construed to preclude either party hereto from making truthful disclosures required by applicable law, regulation or order of court or governmental agency.

22.           Notices.  All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the next business day if sent by private overnight courier service; on the fourth business day after mailing if by registered or certified mail, postage prepaid (return receipt requested and received); and on the day of delivery if by facsimile accompanied by facsimile machine-generated confirmation or delivered personally, to the Company and Executive at the address set forth in the introduction to this Agreement (or to such other address as either party shall designate by notice in writing to the other in accordance herewith)

23.           Indemnification.  The Company shall indemnify, defend and hold harmless Executive against any liability incurred by Executive as an employee of the Company.  The

Company shall be obligated to pay the claims or expenses of the Executive required under this Section 23 including defense cost, directly to the third party to whom payment is due and owing, without the necessity of the Executive making such payment and seeking reimbursement from the Company.  For the avoidance of doubt, the provisions of this Section 23 shall survive the termination or expiration of Executive’s employment under this Agreement irrespective of the reason for such termination.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.

PNG VENTURES, INC.

By: /s/ W. Phillip Marcum                                     /s/ Cem Hacioglu
Name: W. Phillip Marcum                                     Cem Hacioglu
Title: Chairman of the Board of Directors,
by order of the Board of Directors